EXHIBIT 12

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                       FOR NINE MONTHS ENDED SEPTEMBER 30:
                                   (UNAUDITED)

(Dollars in millions)

                                                     1996          1995
                                                   --------      --------

Earnings before income taxes(1)                    $  5,706      $  5,286

Add:
  Fixed charges, excluding capitalized interest       1,450         1,513
                                                   --------      --------
Earnings as adjusted                               $  7,156      $  6,799
                                                   ========      ========
Fixed charges:
  Interest expense                                    1,153         1,209
  Capitalized interest                                   24            16
  Portion of rental expense representative of
    interest                                            297           304
                                                   --------      --------
Total fixed charges                                $  1,474      $  1,529
                                                   ========      ========
Preferred stock dividends(2)                             25            32
                                                   --------      --------
Combined fixed charges and preferred stock
  dividends                                        $  1,499      $  1,561
                                                   ========      ========
Ratio of earnings to fixed charges                     4.85          4.45
Ratio of earnings to combined fixed charges and
  preferred stock dividends                            4.78          4.36

(1) Earnings before income taxes excludes the company's share in the income and losses of less-than-fifty percent-owned affiliates.

(2) The company reported preferred stock dividends and transaction costs of $15 million and $57 million for the nine months ended September 30, 1996 and 1995, respectively. Excluded from the ratio computation for the nine months ended September 30, 1995 are transaction costs of $42 million relating to the repurchase of Series A 7 1/2 percent preferred stock depositary shares. Included are preferred stock dividends of $15 million, for the nine months ended September 30, 1996 and 1995 or $25 million and $32 million representing the pre-tax earnings which would be required to cover such dividend requirements based on the company's effective income tax rate for the nine months ended September 30, 1996 and 1995, respectively.

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